OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:
       3235-0145
Expires:
October 31, 1997
Estimated average
burden
hours per form . . . . . . . . . . . . . . . .
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   4  )*
                 TALLEY INDUSTRIES, INC.
(Name of Issuer)


         Series B Cumulative Convertible Preferred Stock
(Title of Class of Securities)


                 874687304
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue,
        18th Floor, New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      December 3, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Continued on the Following Pages)

Page 1 of 3 Pages
                                      SCHEDULE 13D

CUSIP No.   874687304
Page   2   of    3    Pages
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Elliott Associates, L.P., a Delaware Limited Partnership 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

           (b)
3SEC USE ONLY4SOURCE OF FUNDS*
00 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       6 CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

                     153,300
8SHARED VOTING POWER

9SOLE DISPOSITIVE POWER

                     153,300
10SHARED DISPOSITIVE POWER

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 REPORTING PERSON

               153,300
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
 EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)

               20.34%
14TYPE OF REPORTING PERSON*

               PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
     This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting person specified herein as of December 6, 1996 and amends and supplements the Schedule 13D dated December 21, 1995, as amended on January 23, 1996, March 13, 1996 and April 25, 1996 (the "Schedule 13D").


Item 4 is amended by adding the following:


On December 3, 1996, Elliott ceased to be the beneficial owner of over five percent of a class of the Issuer's equity securities, because the class of Preferred Stock became a class of non-voting securities on such date.


Item 5(e) is amended and restated in its entirety to read as follows:

               (e) The reporting person ceased to be the beneficial owner of more than 5% of a class of the Issuer's equity securities on December 3, 1996.


                                        SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:         December 6, 1996           ELLIOTT ASSOCIATES, L.P.
By:

                     Paul E. Singer, General Partner